BUFFALO GOLD LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the annual general meeting of shareholders of Buffalo Gold Ltd. will be held at 1000 – 840 Howe Street, Vancouver, British Columbia, on Monday, June 30, 2008, at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1.   To receive the financial statements for the year ended December 31, 2007, together with the auditors' report thereon.

2.   To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.

3.   To elect directors for the ensuing year.

4.   To consider and, if thought fit, pass a resolution approving the Company's Incentive Stock Option Plan, as described in the accompanying information circular.

5.   To transact such other business as may properly be transacted at such meeting or at any adjournment thereof.

If you are unable to attend the annual general meeting in person, please read the information regarding proxies contained in the accompanying information circular and the notes included with the accompanying instrument of proxy and then complete and return the proxy within the indicated time. It should be noted that the enclosed proxy is solicited by management of the Company, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the meeting.

DATED at Vancouver, British Columbia, this 2nd day of June, 2008.

BY ORDER OF THE BOARD

"Brian McEwen"

Brian McEwen
President and Chief Executive Officer

BUFFALO GOLD LTD.

INFORMATION CIRCULAR
as at June 2, 2008

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of Buffalo Gold Ltd. (the "Company") for use at the annual general meeting of the shareholders of the Company (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying notice of Meeting and at any adjournment thereof. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. The Company does not reimburse shareholders, nominees or agents for the costs incurred in obtaining from their principals' authorization to execute forms of proxy.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors and/or officers of the Company, and are proxyholders nominated by management. **A shareholder has the right to appoint a person to attend and act on its behalf at the meeting other than the nominees of management named in the enclosed instrument of proxy. To exercise this right, a shareholder must strike out the names of the nominees of management named in the instrument of proxy and insert the name of its nominee in the blank space provided on the proxy. A person appointed as proxy holder need not be a shareholder of the Company.**

A form of proxy will only be valid if it is duly completed and signed as set out below and then deposited with either the Company's registrar and transfer agent, Computershare Investor Services, 9th Floor, 100 University Street, Toronto, Ontario, M5J 2Y1 (Fax no. 1-866-249-7775; Outside North America: (416) 263—9524), or with the office of the Company at 24th Floor, 1111 West Georgia Street, Vancouver, British Columbia, V6E 4M3 (Fax no. (604) 684-2990), at least 48 hours, excluding Saturdays, Sundays and holidays, prior to the commencement of the Meeting or any adjournment thereof.

An instrument of proxy must be signed by the shareholder or its attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as many shareholders do not hold their shares in the Company in their own name. Shareholders holding their shares through their brokers, intermediaries, trustees or other persons (collectively, an "Intermediary") or otherwise not in their own name (such shareholders referred to herein as "Beneficial Shareholders") should note that only proxies deposited by shareholders appearing on the records maintained by the Company's transfer agent as registered shareholders will be recognized and allowed to vote at the Meeting. If a shareholder's shares are listed in an account statement provided to the shareholder by a broker, in all likelihood those shares are **not** registered in the shareholder's name and that shareholder is a Beneficial Shareholder. Such shares are most likely registered in the name of the shareholder's broker or an agent of that broker. In Canada the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms. Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted at the Meeting at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.**

Regulatory polices require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or "NOBOs") or objecting to their Intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or "OBOs").

In accordance with the requirements of National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer*, the Company has elected to send the notice of Meeting, this information circular and the instrument of proxy (collectively, the "Meeting Materials") directly to the NOBOs and indirectly through Intermediaries to the OBOs. The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to OBOs.

Meeting Materials sent to Beneficial Shareholders are accompanied by a request for voting instructions (a "VIF"), instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the Intermediary (or other registered shareholder) how to vote the Beneficial Shareholder's shares on the Beneficial Shareholder's behalf. For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions ("Broadridge") in Canada. Broadridge typically prepares a machine-readable VIF, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the Internet or telephone. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions. A Beneficial Shareholder who receives an Broadridge VIF cannot use that form to vote shares directly at the Meeting. The VIF must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted. If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the shares which they beneficially own. **A Beneficial Shareholder receiving a VIF cannot use that form to vote common shares directly at the Meeting – Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.** Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or their nominee the right to attend and vote at the Meeting.

All references to shareholders in this information circular and the accompanying instrument of proxy and notice of Meeting are to registered shareholders unless specifically stated otherwise.

These Meeting Materials are being sent to both registered and non-registered owners of the Company's shares. If you are a Beneficial Shareholder and the Company or its agent has sent these Meeting Materials directly to you, your name and address and information about your holdings of the Company's securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these Meeting Materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these Meeting Materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the VIF.

REVOCATION OF PROXIES

A proxy may be revoked by:

      (a)   Signing a proxy bearing a later date and depositing it at the place and within the time aforesaid;

      (b)   Signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and either delivering the same to the Company's registered office in Alberta, located at #503 – 706-7 Avenue SW, Calgary, Alberta, T2P 0Z1, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof;

      (c)   Attending the Meeting or any adjournment thereof and registering with the scrutineer thereat as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or

      (d)   In any other manner provided by law.

Only registered shareholders have the right to revoke a proxy. A non-registered shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its proxy on its behalf

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

If a shareholder specifies a choice with respect to any matter to be acted upon, the shares represented by proxy will be voted or withheld from voting by the proxy holder in accordance with those instructions on any ballot that may be called for. In the enclosed form of proxy, in the absence of any instructions in the proxy, it is intended that such shares will be voted by the proxyholder, if a nominee of management, in favour of the motions proposed to be made at the meeting as stated under the headings in the notice of meeting to which this information circular is attached. If any amendments or variations to such matters, or any other matters, are properly brought before the meeting, the proxyholder, if a nominee of management, will exercise its discretion and vote on such matters in accordance with its best judgment.

The instrument of proxy enclosed, in the absence of any instructions in the proxy, also confers discretionary authority on any proxyholder other than the nominees of management named in the instrument of proxy with respect to the matters identified herein, amendments or variations to those matters, or any other matters which may properly be brought before the Meeting. To enable a proxyholder to exercise its discretionary authority a shareholder must strike out the names of the nominees of management in the enclosed instrument of proxy and insert the name of its nominee in the space provided, and not specify a choice with respect to the matters to be acted upon. This will enable the proxyholder to exercise its discretion and vote on such matters in accordance with its best judgment.

At the time of printing this information circular, management of the Company is not aware that any amendments or variations to existing matters or new matters are to be presented for action at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only those common shareholders of record on May 30, 2008, will be entitled to vote at the Meeting or any adjournment thereof, in person or by proxy. On May 30, 2008, 106,897,620 common shares without par value were issued and outstanding, each share carrying the right to one vote.

To the best knowledge of the directors and senior officers of the Company, as of the record date none of the shareholders beneficially owns, directly or indirectly, or controls or directs, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company.

ELECTION OF DIRECTORS

The Board of Directors (the "Board") presently consists of four directors, and it is anticipated that four directors will be elected for the coming year. The term of office for persons elected at the Meeting will expire at the next annual general meeting of shareholders of the Company, unless a director resigns or is otherwise removed in accordance with the by-laws of the Company or the *Alberta Business Corporations Act*.

The persons named below will be presented at the Meeting for election as directors as nominees of management, and the persons named in the enclosed instrument of proxy intend to vote for the election of these nominees.

It should be noted that the names of further nominees for election as director may come from the floor during the Meeting.

The following table sets out the names of the persons to be presented for election as director as nominees of management, all other positions and offices with the Company now held by them, their principal occupation or employment, the year in which they became a director of the Company and the number of shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them, if any, as at the date hereof:

Name of Nominee and Present Position with the Company	Principal Occupation	Year First Became a Director	No. of Shares Beneficially Owned
Brian McEwen [1] Calgary, Alberta President, Chief Executive Officer and Director	President of the Company from May 2006 to present; Chief Executive Officer of the Company from August 2007 to present; Chief Operating Officer of the Company from May 2006 to August 2007; President of Dynasty Gold Corp. from November 2004 to September 2007; Vice-President of Exploration of Dynasty Gold Corp. from February to November 2004; Minerals Manager for Norwest Corporation from March 2002 to January 2004; consultant for AMEC Inc. prior to March 2002.	2006	85,500

Name of Nominee and Present Position with the Company	Principal Occupation	Year First Became a Director	No. of Shares Beneficially Owned
Damien Reynolds [2] Vancouver, B.C. Chairman and Director	Chairman of the Company from October 2004 to present; Chief Executive Officer of the Company from October 2004 to August 2007; Chairman of Tournigan Gold Corporation, a TSX Venture listed mining company from September 2005 to October 2006; President from 1999 until May 2005 and CEO from May 2005 to September 2005; Chairman and CEO of Longview Capital Partners Incorporated, a TSX listed investment firm from 2005 to present.	2004	Nil
James G. Stewart [1] Vancouver, B.C. Director	Lawyer.	1999	517,411
Douglas Turnbull [1] Coquitlam, B.C. Director	Geological Consultant, President, Lakehead Geological Services Inc.	2001	460,994

[1] *Members of Audit Committee.*
[2] *Member of Compensation Committee.*

Unless otherwise stated, each of the above-named nominees has held the principal occupation or employment indicated for the past five years.

The above information has been furnished by the respective directors individually.

Mr. Damien Reynolds was a director of Western Pacific Gold Inc. (now Salmon River Resources Ltd.) ("WPG"), a company listed on NEX, which was the subject of a cease trade order of the B.C. Securities Commission dated November 25, 2003 and a cease trade order of the Alberta Securities Commission issued on December 5, 2003 for failure to file its annual financial statements for the period ended June 30, 2003. The annual financial statements of WPG were filed in February 2004, and the B.C. Securities Commission order was revoked on February 9, 2004. The Alberta Securities Commission order was lifted on October 31, 2005, and the securities of WPG commenced trading on the TSX Venture Exchange (the "TSXV") on January 23, 2006.

Mr. Reynolds was a director of Tournigan Ventures Corporation (now called Tournigan Energy Ltd.) ("TVC"), a company listed on the TSXV, which was the subject of a cease trade order of the B.C. Securities Commission dated January 25, 2002 for failure to file its annual audited financial statements for the year ended August 31, 2001 and a cease trade order of the Alberta Securities Commission issued on February 15, 2003 for failure to file its annual audited financial statements for the year ended August 31, 2001 and its interim financial statements for the period ended November 30, 2001. Upon raising necessary funds to pay the auditors, the financial statements were completed and filed and the cease trade order was lifted by the British Columbia Securities Commission on April 22, 2002, and by the Alberta Securities Commission on May 10, 2002. TVC's shares were suspended from trading on the TSXV on the issuance on the first cease trade order. They were reinstated for trading May 21, 2002.

Except for the foregoing, no proposed director:

(a)   Is, as at the date of this information circular, or has been, within 10 years before the date of this information circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

    (i)   was the subject of a cease trade, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

    (ii)   was subject to a cease trade, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days after the proposed director was acting in the capacity as director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)   is, as at the date of this information circular, or has been within 10 years before the date of this information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)   has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)   has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years in respect of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2007, and the other three most highly compensated executive officers of the Company as at December 31, 2007, whose individual total compensation for the most recently completed financial year exceeded $150,000 (of which there were none) and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

| NEO Name and Principal Position | Fiscal Year Ended December 31 | Annual Compensation | | | Long Term Compensation | | | All Other Compensation ($) |
| | | | | | Awards | | Payouts | |
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options / SARs Granted (#)	Shares/ Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	
Damien Reynolds Chairman, former CEO	2007 2006 2005	Nil Nil Nil	1,500 15,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	180,000[1] 170,000[1] Nil
Brian McEwen President and CEO, former COO	2007 2006 2005	Nil Nil Nil	1,500 10,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	167,544[2] 56,250[2] Nil
Simon Anderson CFO and Secretary	2007 2006 2005	Nil Nil Nil	1,500 5,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	48,000[3] 48,000[3] 25,700[4]
John Tully former President and CEO	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 250,000	Nil Nil Nil	Nil Nil Nil	101,500[5] 10,000[5] 28,500[5]

[1] *The Company paid or accrued $170,000 in 2006 and $180,000 in 2007 to Feehily, MacPhedran, Oldfield, Reynolds Ltd., a consulting company beneficially owned by Mr. Reynolds.*

[2] *The Company paid or accrued $56,250 in 2006 and $167,544 in 2007 to Brian R. McEwen Inc., a consulting company controlled by Mr. McEwen.*

[3] *The Company paid or accrued $48,000 in 2006 and $48,000 in 2007 to MCSI Consulting Services Inc. on account of administrative and corporate finance services. MCSI Consulting Services Inc. is a consulting company of which Simon Anderson is a principal.*

[4] *The Company paid or accrued $23,000 to MCSI Consulting Services Inc. on account of administrative and corporate finance services, and a further $2,700 on account of rent.*

[5] *The Company paid or accrued $28,500 in 2005, $10,000 in 2006 and $101,500 in 2007 to John V. Tully & Associates Inc., a consulting company controlled by Mr. Tully.*

Long Term Incentive Plans

The Company does not have a Long Term Incentive Plan pursuant to which it provides compensation intended to motivate performance over a period greater than one financial year.

Options and SARs Granted During the Most Recently Completed Financial Year

The following table summarizes the share options granted to the Named Executive Officers during the fiscal year ended December 31, 2007:

NEO Name	Securities Under Options / SARs Granted (#)	% of Total Options / SARs Granted	Exercise or Base Price ($ / Security)	Market Value of Securities Underlying Options / SARs at Date of Grant ($ / Security)	Expiration Date
Brian McEwen President and CEO	700,000	12.75%	$0.53	$0.48	Dec 4, 2012
Damien Reynolds Chairman	1,100,000	20.04%	$0.53	$0.48	Dec 4, 2012
Simon J. Anderson CFO and Secretary	100,000	1.82%	$0.53	$0.48	Dec 4, 2012

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The following table sets forth a summary of share options exercised by and remaining outstanding to the Named Executive Officers for the fiscal year ended December 31, 2007:

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options / SARs at FY-End (#) Exercisable / Unexercisable	Value[1] of Unexercised In-the-Money Options / SARs at FY-End ($) Exercisable / Unexercisable
Brian McEwen President and CEO	Nil	Nil	940,000	Nil
Damien Reynolds Chairman	Nil	Nil	1,250,000	Nil
Simon J. Anderson CFO and Secretary	25,000	$2,850	325,000	Nil

[1]   *Value of unexercised in-the-money options calculated using the closing price of $0.49 for the common shares of the Company on the TSXV on December 31, 2007, less the exercise price of in-the-money options.*

Option and SAR Repricings

None of the options held by any Named Executive Officer have been repriced downward during the most recently completed financial year of the Company, however the Company did cancel 200,000 options awarded to directors exercisable at US$2.08 and issued new options exercisable at $0.52 as follows:

Name	Number of options cancelled at US$2.08	Number of options awarded at $0.52
Brian McEwen President and CEO	100,000	100,000
Damien Reynolds Chairman	100,000	100,000
Simon J. Anderson CFO and Secretary	Nil	Nil

No SARs have been issued or repriced.

Defined Benefit or Actuarial Plan

The Company does not have a defined benefit or actuarial plan under which benefits are determined primarily by final compensation (or average final compensation) and years of service.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the most recently completed financial year there were no employment contracts between the Company or its subsidiaries and a NEO, and no compensatory plans, contracts or arrangements where a NEO is entitled to receive more than $100,000 from the Company or its subsidiaries, including periodic payments or instalments, in the event of:

(a)   the resignation, retirement or any other termination of the NEO's employment with the Company and its subsidiaries;

(b)   a change of control of the Company or any of its subsidiaries; or

(c)   a change in the NEO's responsibilities following a change in control.

Composition of the Compensation Committee

The Compensation Committee of the Board is comprised of Damien Reynolds, who serves as Chairman of the Company.

Report on Executive Compensation

The compensation of executive officers is composed primarily of two elements: namely a base salary (or consulting fees) and the allocation of incentive stock options. In establishing levels of remuneration and in granting stock options the Compensation Committee takes into consideration an individual's performance, level of expertise, responsibilities, length of service to the company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry. The individual interested executive does not participate in review, discussions or decisions of the Compensation Committee regarding this remuneration.

Compensation of Directors

During the most recently completed financial year there were no standard or other arrangements pursuant to which directors were compensated by the Company for services provided in their capacity as directors**.**

During the most recently completed financial year companies owned by the following directors were paid for providing consulting services to the Company:

Director	Amount
Douglas Turnbull	$94,731
Damien Reynolds	$180,000
James G. Stewart	$120,000
Brian McEwen	$167,544

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company's fiscal year ended December 31, 2007, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	8,387,262	$0.75	1,392,100
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	8,387,262	$0.75	1,392,100

CORPORATE GOVERNANCE DISCLOSURE

The Company's Board believes that the principal objective of the Corporation is to generate economic returns with the goal of maximizing shareholder value, and that this is to be accomplished by the Board through its stewardship of the Company. In fulfilling its stewardship function, the Board's responsibilities will include strategic planning, appointing and overseeing management, succession planning, risk identification and management, environmental oversight, communications with other parties and overseeing financial and corporate issues. The Board believes that good corporate governance practices provide an important framework for timely response by the Board to situations that may directly affect shareholder value. The Board is committed to practicing good corporate governance, and has adopted a corporate governance manual which contains numerous guidelines to help it practice good corporate governance.

Board Independence

The Board must have the capacity, independently of management, to fulfill its responsibilities. Independence is based upon the absence of relationships and interests that could compromise the ability of a director to exercise judgement with a view to the best interests of the Company. To facilitate independence, the Company is committed to the following practices:

1.   The recruitment of strong, independent directors.

2.   A majority of the directors being independent.

3.   All committees of the Board being constituted of a majority of independent directors, and solely independent directors if possible.

Of the four existing directors of the Company, Douglas Turnbull is independent. The three remaining directors, James G. Stewart, Brian McEwen and Damien Reynolds, are not independent because they are deemed to have a material relationship with the Company, by virtue of Mr. Stewart receiving compensation from the Company for the provision of legal services, Mr. McEwen being the President and Chief Executive Officer of the Company and Mr. Reynolds being the Chairman of the Company. The Company is presently seeking additional independent directors in order to fulfill its commitment to Board independence.

Other Directorships

The directors of the Company are also directors of the following other reporting issuers:

Name	Reporting Issuer
Brian McEwen	Dynasty Gold Corp.
	Kinbauri Gold Corp.
	Kola Mining Corporation
Damien Reynolds	CMYK Capital Inc.
	Cue Resources Ltd.
	Finavera Renewables Inc.
	Fortress Base Metals
	Longview Capital Partners Incorporated
	Mega Moly Inc.
	Oriental Minerals Inc.
James G. Stewart	Cascade Resources Inc.
	CMYK Capital Inc.
	Kingsman Resources Ltd.
	Longview Capital Partners Incorporated
	Lund Gold Ltd.
	Madison Minerals Inc.
	Oromin Explorations Ltd.
	Salmon River Resources Ltd.
Douglas Turnbull	Dagilev Capital Corp.
	Grizzly Diamonds Ltd.
	Kola Mining Corporation
	Oromin Explorations Ltd.
	Salmon River Resources Ltd.

Buffalo Gold 2008 AGM   – 13 –

Orientation and Continuing Education

New directors of the Company are provided with an orientation and education program which includes written information about the duties and obligations of directors, the business and operations of the Company, documents from recent board meetings and opportunities for meetings and discussion with senior management and other directors. Specific details of the orientation of each new director are tailored to that director's individual needs and areas of interest.

The Company also provides continuing education opportunities to directors so that they may maintain or enhance their skills and abilities as directors and ensure that their knowledge and understanding of the Company's business remains current.

Ethical Business Conduct

The Company has adopted a Code of Business Conduct and Ethics (the "Code") which is intended to document the principles of conduct and ethics to be followed by the Company's directors, officers and employees. The purpose of the Code is to:

1.   Promote integrity and deter wrongdoing.

2.   Promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest.

3.   Promote avoidance of absence of conflicts of interest.

4.   Promote full, fair, accurate, timely and understandable disclosure in public communications made by the Company.

5.   Promote compliance with applicable governmental laws, rules and regulations.

6.   Promote and provide a mechanism for the prompt, internal reporting of departures from the Code.

7.   Promote accountability for adherence to the Code.

8.   Provide guidance to the Company's directors, officers and employees to help them recognize and deal with ethical issues.

9.   To help foster a culture of integrity, honesty and accountability throughout the Company.

Nomination of Directors

The Board as a whole is responsible for identifying and evaluating qualified candidates for nomination to the Board.

In identifying candidates, the Board considers the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess, the competencies and skills that the Board considers each existing director to possess, the competencies and skills each new nominee will bring to the Board and the ability of each new nominee to devote sufficient time and resources to his or her duties as a director.

Compensation

The Board has established a Compensation Committee which is responsible for reviewing the adequacy and form of compensation paid to the Company's executives and key employees, and ensuring that such compensation realistically reflects the responsibilities and risks of such positions. In fulfilling its responsibilities, the Compensation Committee evaluates the performance of the chief executive officer and other senior management in light of corporate goals and objectives, and makes recommendations with respect to compensation levels based on such evaluations.

Other Board Committees

The Board has not established any committees other than the Audit and Compensation Committees.

Assessments

The Board has delegated to the Nominating Committee the responsibility for carrying out a review and assessment of the overall performance and effectiveness of the Board, its committees and contributions of individual directors on an annual basis. The objective of this review will be to facilitate a continuous improvement in the Board's execution of its responsibilities.

AUDIT COMMITTEE

General

The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Company's financial statements and the independence and performance of the Company's external auditor, acting as a liaison between the Board and the Company's external auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls management and the Board have established.

Terms of Reference for the Audit Committee

The Board has adopted terms of reference for the Audit Committee, which sets out the Audit Committee's mandate, organization, powers and responsibilities. The Audit Committee's terms of reference are attached as Schedule A to this information circular.

Composition

The Audit Committee consists of the following three directors. Also indicated is whether they are 'independent' and 'financially literate'.

Name of Member	Independent [1]	Financially Literate [2]
James G. Stewart	No	Yes
Douglas Turnbull	Yes	Yes
Brian McEwen	No	Yes

[1] *A member of the Audit Committee is independent if he has no director or indirect 'material relationship' with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member's independent judgment. An executive officer of the Company, such as the President, is deemed to have a material relationship with the Company.*

[2] *A member of the Audit Committee is financially literate if he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.*

The majority of both the Company's Board and the Audit Committee are not currently independent. The Company's Board will work in the near term to identify appropriate independent candidates for the Board and the Audit Committee.

Relevant Education and Experience

The following describes the relevant education and experience of the members of the Audit Committee:

James G. Stewart – Mr. Stewart has served as a director, audit committee member or senior officer for numerous reporting issuers since 1990 and in those capacities has been responsible for the preparation of management's discussion and analysis of financial statements as well as liaison with companies' auditors and accounting staff.

Douglas Turnbull – Mr. Turnbull has served as senior management (vice-president exploration, president and chief executive officer) for a variety of junior companies in addition to serving on audit committees for several of the public companies for which he served as a director. During this time he worked closely with the accountants and chief financial officers responsible for preparing or reviewing the various financial filings in addition to contributing technical and financial information for disclosure for quarterly reports, annual reports and information forms as well as 20F reports for filing in the United States.

Brian McEwen – Mr. McEwen has been involved in the senior management of junior companies for the past five years as president and chief executive officer and has been involved in the review and compilation of financial statements as well providing technical information for management's discussion and analysis for quarterly and annual filings in Canada and the United States. He is currently serving as an active member of the audit committees of Kinbauri Gold Corp. and Kola Mining Corporation.

Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on the exemption in section 2.4 (*De Minimis Non-audit Services*) of NI 52-110 or an exemption from NI 52-110, in whole or in part, granted under Part 8 (*Exemptions*) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services; however, as provided for in NI 52-110 the Audit Committee must pre-approve all non-audit services to be provided to the Company or its subsidiaries, unless otherwise permitted by NI 52-110.

External Auditor Service Fees (By Category)

Financial Year Ending	Audit Fees [1]	Audit Related Fees [2]	Tax Fees [3]	All Other Fees [4]
December 31, 2007	$65,040	$19,973	$1,000	$20,828
December 31, 2006	$27,500	Nil	$1,000	Nil

(1)   *The aggregate fees billed by the Company's auditor for audit fees.*

(2)   *The aggregate fees billed for assurance and related services by the Company's auditor that are reasonably related to the performance of the audit or review of the Company's financial statements and are not disclosed in the 'Audit Fees' column.*

(3)   *The aggregate fees billed for professional services rendered by the Company's auditor for tax compliance, tax advice and tax planning. These services involved the auditor's provision of a tax opinion in connection filing of the Company's annual tax returns.*

(4)   *The aggregate fees billed for professional services other than those listed in the other three columns.*

Exemption

The Company is relying upon the exemption in section 6.1 of NI 52-110 which exempts "venture issuers" from the requirements of Part 3 *Composition of the Audit Committee* and Part 5 *Reporting Obligations* of NI 52-110.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers of the Company or any subsidiary thereof, or any associate or affiliate of the above, is or has been indebted to the Company at any time since the beginning of the last completed financial year of the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

The Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors:

(a)   each person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year;

(b)   each proposed nominee for election as a director of the Company; and

(c)   each associate or affiliate of any of the foregoing.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Unless otherwise disclosed herein, no informed person or proposed nominee for election as a director, or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company's most recently completed financial year, which has materially affected or will materially affect the Company or any of its subsidiaries, other than as disclosed by the Company during the course of the year or as disclosed herein.

APPOINTMENT OF AUDITORS

The persons named in the enclosed instrument of proxy will vote for the appointment of Davidson & Company LLP, Chartered Accountants, as auditors for the Company to hold office until the next annual general meeting of shareholders of the Company, at a remuneration to be fixed by the Board. Davidson & Company were first appointed auditors of the Company in 2002.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of Incentive Stock Option Plan

The Company has a "rolling" stock option plan (the "Plan"), which makes a maximum of 10% of the issued and outstanding shares of the Company available for issuance thereunder. The policies of the Exchange require that a rolling plan such as the Plan be approved by the shareholders of the Company on an annual basis.

The purpose of the Plan is to provide directors, officers and key employees of, and certain other persons who provide services to, the Company and its subsidiaries with an opportunity to purchase shares of the Company at a specific price, and subsequently benefit from any appreciation in the value of the Company's shares. This provides an incentive for such persons to contribute to the future success of the Company and enhances the ability of the Company to attract and retain skilled and motivated individuals, thereby increasing the value of the Company's shares for the benefit of all shareholders.

The exercise price of stock options granted under the Plan will be determined by the Board and will be priced in accordance with the policies of the Exchange, and will not be less than the closing price of the Company's shares on the Exchange on the date prior to the date of grant less any allowable discounts. All options granted under the Plan will have a maximum term of five years.

The Plan provides that it is solely within the discretion of the Company's Board to determine who should receive options and how many they should receive. The Board may issue a majority of the options to insiders of the Company. However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Company result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Company's issued and outstanding share capital.

The full text of the Plan is available for review by any shareholder up until the day preceding the Meeting at the Company's head office, located at 24th Floor, 1111 West Georgia Street, Vancouver, British Columbia, and will also be available at the Meeting.

Upon the approval of the Plan by the Company's shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options under the Plan.

At the Meeting, shareholders will be asked to approve an ordinary resolution approving the Plan. The text of the resolution to be considered and, if thought fit, approved at the Meeting is as follows:

"BE IT RESOLVED THAT:

1.   Subject to the approval of the TSX Venture Exchange, the Company's stock option plan, which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder as described in the Company's Information Circular dated June 2, 2008, be and is hereby ratified, confirmed and approved.

2.   Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the true intent of this resolution."

Approval of the resolution will require the affirmative vote of a majority of the votes cast at the Meeting in respect thereof.

Management of the Company recommends that the shareholders vote in favour of the approval of the Plan, and the persons named in the enclosed form of proxy intend to vote for such approval at the Meeting unless otherwise directed by the shareholders appointing them.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is provided in the Company's comparative financial statements and management's discussion and analysis for its most recently completed financial year. Shareholders may also contact the Company at 24th Floor, 1111 West Georgia Street, Vancouver, British Columbia, V6E 4M3, or by telephone at (604) 685-5492, to request copies of the Company's comparative financial statements and management's discussion and analysis for its most recently completed financial year.

Management of the Company knows of no other matters to come before the Meeting other than as set forth above and in the notice of Meeting accompanying this information circular.

DATED at Vancouver, British Columbia on the 2nd day of June, 2008.

BY ORDER OF THE BOARD

"Brian McEwen"

Brian McEwen
President and Chief Executive Officer

SCHEDULE A

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

General

Primary responsibility for the Corporation's financial reporting obligations, information systems, financial information disclosure, risk management and internal controls is vested in management and overseen by the Board.

The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Corporation's financial statements and the independence and performance of the Corporation's external auditor, acting as a liaison between the Board and the Corporation's auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls management and the Board have established.

Composition and Process

1. The Audit Committee will be comprised of a minimum of three directors. All of the members of the Audit Committee will be independent, as that term is defined in National Instrument 52 – 110 *Audit Committees*, unless otherwise exempted by NI 52 - 110.

2. Audit Committee members will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms, which are encouraged to ensure continuity of experience.

3. All members of the Audit Committee will be financially literate, with financial literacy being the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

4. The Chair of the Audit Committee will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms. The Audit Committee Chair will arrange for an alternate chair if he or she is planning to be absent.

5. The Audit Committee Chair will, in consultation with management, the external auditor and internal auditor (if any), establish the agenda for Audit Committee meetings and ensure that properly prepared agenda materials are circulated to the members with sufficient time for review prior to the meeting. The external auditor will also receive notice of all meetings of the Audit Committee. The external auditor will be entitled to attend and speak at each meeting of the Audit Committee concerning the Corporation's annual audited financial statements, and any other meeting at which the Audit Committee feels it is necessary or appropriate. The Audit Committee may employ a list of prepared questions and considerations as a portion of its review and assessment process.

6. The Audit Committee will meet a minimum of four times per year, at least once per quarter, and may call special meetings as required. A quorum at meetings of the Audit Committee will be a majority of its members if comprised of an odd number of members and one half of its members if comprised of an even number of members. The Audit Committee may hold its meetings, and members of the Audit Committee may attend meetings, by telephone conference call.

7. At all meetings of the Audit Committee every question will be decided by a majority of the votes cast. In case of an equality of votes, the Audit Committee Chair will not be entitled to a casting vote.

8.   The minutes of Audit Committee meetings will accurately record the decisions reached and will be distributed to Audit Committee members with copies to the Board, the CEO, the CFO and the external auditor.

9.   The CEO, CFO, any other director or any other person may attend and participate in meetings of the Audit Committee, if invited.

Authority

10.   The Audit Committee will have unrestricted access to the Corporation's personnel and documents and will be provided with the resources necessary to carry out its responsibilities.

11.   The Audit Committee will have direct communication channels with the external auditor and internal auditor (if any).

12.   The Audit Committee will have the authority to retain (or terminate) any outside counsel, advisors or consultants it determines necessary to assist it in discharging its functions, independently of the Board, Chair or CEO. The Audit Committee will be provided with the necessary funding to compensate any counsel, advisors or consultants it retains.

13.   The Audit Committee will enquire about potential claims, assessments and other contingent liabilities.

14.   The Audit Committee will periodically review with management depreciation and amortization policies, loss provisions and other accounting policies for appropriateness and consistency.

15.   The Audit Committee will, through the Audit Committee Chair, report to the Board following each meeting on the major discussions and decisions made by the Audit Committee, and will report annually to the Board on the Audit Committee's responsibilities and how it has discharged them.

Relationship with External Auditor

16.   The Audit Committee will establish effective communication processes with management and the external auditor so it can objectively monitor the quality and effectiveness of the external auditor's relationship with the Audit Committee and management.

17.   The Audit Committee will review and discuss with the external auditor any disclosed relationships or services that may impact the objectivity and independence of the external auditor and, if necessary, obtain a formal written statement from the external auditor setting forth all relationships between the external auditor and the Corporation.

18.   The Audit Committee will take, or recommend that the Board take, appropriate action to oversee the independence of the external auditor.

19.   The Corporation's external auditor must report directly to the Audit Committee.

20.   The Audit Committee must recommend to the Board:

      (a)   the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation; and

      (b)   the compensation of the external auditor.

21.   Unless otherwise permitted by NI 52-110, the Audit Committee must pre-approve all non-audit services to be provided by the external auditor, together with estimated fees, and consider the impact, if any, on the independence of the external auditor. The Audit Committee may delegate to one or more of its independent members the authority to pre-approve non-audit services, but no such delegation may be made to management of the Corporation. The pre-approval of non-audit services by any independent member of the Audit Committee to whom such authority has been granted must be presented to the Audit Committee at its first scheduled meeting following such pre-approval. Non-audit services will include, without limitation, the following:

   (a)   Bookkeeping or other services related to the Corporation's accounting records or financial statements.

   (b)   Financial information systems design and implementation.

   (c)   Appraisal or valuation services, fairness opinions or contributions-in-kind reports.

   (d)   Actuarial services.

   (e)   Internal audit outsourcing services.

   (f)   Management functions.

   (g)   Human resources.

   (h)   Broker or dealer, investment adviser or investment banking services.

   (i)   Legal services.

   (j)   Expert services unrelated to the audit, including tax planning and consulting.

22.   The Audit Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

23.   The Audit Committee will implement structures and procedures as it deems necessary to ensure that it meets with the external auditor on a regular basis independent of management.

Relationship with Internal Auditor

24.   The Audit Committee will review:

   (a)   The internal auditor's terms of reference.

   (b)   The plan and budget for preparation of the internal audit, including financial and operational activities.

   (c)   Material reports issued by the internal auditor and management's response to those reports.

25.   The Audit Committee will approve the reporting relationship of the internal auditor to ensure appropriate segregation of duties is maintained and the internal auditor has direct access to the Audit Committee.

26.   The Audit Committee will ensure the internal auditor's involvement with financial reporting is coordinated with the activities of the external auditor.

27.   If no internal audit function exists, the audit committee will regularly review the need for such a function.

Accounting Systems, Internal Controls and Procedures

28.   The Audit Committee will obtain reasonable assurance from discussions with and/or reports from management and reports from the external auditor that accounting systems are reliable and that the prescribed internal controls are operating effectively for the Corporation, its subsidiaries and affiliates. The Audit Committee will review and consider any recommendations made by the external auditor, together with management's response, and the extent to which recommendations made by the external auditor have been implemented.

29.   The Audit Committee will ensure that adequate procedures are in place for the review of the Corporation's disclosure of financial information extracted or derived from the Corporation's financial statements and will periodically assess the adequacy of those procedures.

30.   The Audit Committee will review and discuss with management and the external auditor the clarity and completeness of the Corporation's financial and non-financial disclosures made pursuant to applicable continuous disclosure requirements.

31.   The Audit Committee will review and discuss with management and the external auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Corporation's financial statements or accounting policies.

32.   The Audit Committee will review and discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation's financial statements.

33.   The Audit Committee will review with the external auditor the quality of the Corporation's generally accepted accounting principles and direct the external auditor's examinations to particular areas.

34.   The Audit Committee will discuss with management and the external auditor the Corporation's underlying accounting policies and key estimates and judgments to ensure they are considered to be the most appropriate in the circumstances, within the range of acceptable options and alternatives.

35.   The Audit Committee will review the procedures of the internal and external auditors to ensure the combined evaluating and testing of the Corporation's controls are comprehensive, well co-ordinated, cost effective and appropriate to relevant risks and business activities.

36.   The Audit Committee will review all control weaknesses and deviations identified by management, the internal auditor or the external auditor together with management's response, and review with the external auditor their opinion of the qualifications and performance of the key financial and accounting executives.

37.   The Audit Committee will review and discuss with management and the external auditor any proposed changes in major accounting policies and the financial impact thereof, and will from time to time benchmark the Corporation's accounting policies to those followed in its industry.

38.   The Audit Committee will review and discuss with management the Corporation's major financial risk exposures and the steps management has taken to monitor and control such exposures, which will include without limitation a review of:

(a)   The appetite for financial risk as set forth by management and the Board.

(b)   The Corporation's policies for the management of significant financial risk.

(c)   Management's assessment of the significant financial risks facing the Corporation.

(d)   Management's plans, processes and programs to manage and control financial risk.

39.   The Audit Committee will establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

40.   The Audit Committee will review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

41.   The Audit Committee will review the Corporation's insurance policies, including directors' and officers' coverage, and make recommendations to the Board.

42.   The Audit Committee will establish a periodic review procedure to ensure that the external auditor complies with the Canadian Public Accountability Regime under National Instrument 52 – 108 *Auditor Oversight*.

Financial Disclosure Responsibilities

The Audit Committee will review and make recommendations on, prior to presentation to the Board for approval and the Corporation's dissemination to the public, all material financial information required to be disclosed by securities regulations. In fulfilling this responsibility, the Audit Committee will, without limitation, review:

43.   The Corporation's annual and quarterly financial statements (including those of any subsidiaries and affiliates of the Corporation), management discussion and analysis and news releases, disclosing financial results and any prospectus, annual information form, offering memorandum or other disclosure documents containing financial information extracted or derived from its financial statements.

44.   The Corporation's financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

45.   Disclosures made to the Audit Committee by the Corporation's CEO and CFO during their certification process of the Corporation's financial statements about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation's internal controls.

Other Responsibilities

46.   Review with the external auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation and the manner in which these matters are being disclosed in the financial statements.

47.   Investigate fraud, illegal acts or conflicts of interest.

48.   Discuss selected issues with legal counsel, the external auditor or management, or conduct special reviews or other assignments from time to time as requested by the Board, or by management with the Board's approval.

49.   Review loans made by the Corporation to its directors, officers, employees and consultants.

50.   The Audit Committee will review and assess its effectiveness, contribution and these Terms of Reference annually and recommend any proposed changes thereto to the Board.

Procedures for Receipt of Complaints and Submissions Relating to Accounting Matters

51.   The Audit Committee will inform all employees, at least annually, of the Complaints Officer designated from time to time by the Audit Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

52.   The Complaints Officer will keep any complaints or submissions received and the identity of employees making complaints or submissions confidential and only communicate same to the Audit Committee or the Chair of the Audit Committee.

53.   The Complaints Officer will report to the Audit Committee as frequently as he or she deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Audit Committee called to approve interim and annual financial statements of the Corporation.

54.   Upon receipt of a report from the Complaints Officer, the Audit Committee will discuss the report and take such steps as the Audit Committee may deem appropriate.

55.   The Complaints Officer will retain a record of a complaint or submission received for a period of six years following resolution of the complaint or submission.